UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2021

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-               .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: April 29, 2021	By:	/s/ Lai Ling Tam
Name: Lai Ling Tam
Title: Director

FIRST QUARTER NEWS RELEASE

NAM TAI PROPERTY INC.

Reports Q1 2021 Results

SHENZHEN, PRC – April 29, 2021 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the first quarter ended March 31, 2021.

KEY HIGHLIGHTS

In the quarter ended March 31, 2021:

•	Revenue was $69.0 million in the first quarter of 2021, an increase of $68.3 million year-on-year.
•	Net income from operations was $36.2 million, increased from net loss from operations of $3.7 million in the first quarter of 2020.
•	Consolidated net income was $25.6 million in the first quarter of 2021, increased from consolidated net loss from operations of $3.2 million in the first quarter of 2020.
•	Real estate properties under development, net was $327.4 million as of March 31, 2021, an increase of $15.2 million from the end of 2020.

In addition, as of March 31, 2021:

•	The occupancy rate of Nam Tai Inno Park reached 48%, an increase of five percentage points from the quarter ended December 31, 2020.
•	Approximately 1,100 dormitory units of Nam Tai Inno Park have been delivered to our tenants.
•	The construction of the main structure of Tower C in Nam Tai Technology Center and the basement work of Nam Tai • Longxi have been completed.

The following tables set forth key highlights of the financial information for the periods indicated:

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results
	Q1 2021	Q1 2020	YoY(%)(a)
Revenue	$69,047	$699	9,778.0%
Gross profit	$44,970	$82	54,741.5%
Net income (loss) from operation	$36,240	$(3,722)	—
% of revenue	52.5%	(532.5)%
per share (diluted)	$0.92	$(0.10)	—
Consolidated net income (loss)	$25,631	$(3,175)	—
% of revenue	37.1%	(454.2)%
Basic earnings (loss) per share	$0.65	$(0.08)	—
Diluted earnings (loss) per share	$0.65	$(0.08)	—
Weighted average number of shares (’000)
Basic	39,198	38,841
Diluted	39,209	38,841

Notes:

(a)	Percentage change is not applicable if either of the two periods contains a loss or no amount.

	Financial Position
	As of March 31,	As of December 31,	As of March 31,
	2021	2020	2020
Cash and cash equivalents(a)	$20,642	$60,980	$121,340
Short term investments(b)	$92,399	$150,150	$4,090
Restricted cash	$71,857	$2,065	$790
Real estate properties under development, net	$327,386	$312,185	$262,937
Real estate properties held for sales type lease	$9,266	$31,558	$—
Real estate properties held for lease, net	$90,872	$92,207	$—
Property, plant and equipment, net	$25,870	$26,568	$25,290
Total assets	$664,689	$701,210	$460,557
Amount due to a shareholder	$146,869	$146,869	$—
Short term bank loans	$—	$—	$1,374
Current portion of long term bank loans	$120,708	$122,883	$2,901
Accounts payable	$57,073	$61,559	$36,308
Advance from customers	$8,192	$69,722	$71,220
Long term bank loans	$—	$—	$119,236
Total shareholders’ equity	$271,722	$248,828	$211,614
Total number of common shares issued	39,198	39,198	38,935

Notes:

(a)	Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less when purchased.
(b)

Short term investments include investments with original maturities of three months and less than 12 months and investments that are expected to be realized in cash in the next 12 months. As of March 31, 2021, the Company had short term investments of $92.4 million, which were from the proceeds of a private placement completed on October 5, 2020 (the “Private Placement”), investing into a supply chain fund managed by Credit Suisse with underlying notes insured by insurance companies with a credit rating of at least A by Standard & Poor’s or A2 by Moody’s, which was terminated subsequently effective as of March 4, 2021 due to some of the fund’s assets being subject to considerable valuation uncertainty and reduced availability of insurance coverage for new investments. The proceeds of compulsory redemption in March 2021 will be paid out by the supply chain fund in several instalments as soon as practicable until the Company has received the total proceeds from the compulsory redemption in respect of the fund. As of April 26, 2021, the Company received two instalments in aggregate of $68.7 million from the fund.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FIRST QUARTER OF 2021

Key Highlights of Financial Position

	As of March 31,	As of December 31,	As of March 31,
	2021	2020	2020
Current ratio(a)	0.91	0.87	1.34
Debt ratio(b)	59.1%	64.5%	54.1%
Return on equity(c)	9.8%	6.8%	(1.5)%
Ratio of total liabilities to total equity	1.45	1.82	1.18

Notes:

(a)	Current ratio is calculated with all current assets divided by all current liabilities.
(b)	Debt ratio is calculated with all total liabilities divided by total assets.
(c)	Return on equity is calculated with consolidated net income (loss) divided by average of total shareholders’ equity at beginning and end of the period.

FINANCIAL RESULTS

Revenue

Revenue for the first quarter of 2021 was $69.0 million compared to $0.7 million in the first quarter of 2020. Revenue for the first quarter of 2021 mainly consisted of the sales type lease income of $66.5 million and operating lease income of $1.1 million from Nam Tai Inno Park recognized following the delivery of the dormitory units, operating lease income of $0.9 million from existing buildings located on the sites of Inno Valley, Wuxi, Shanghai, and the leased space at Nam Tai • Tang Xi Technology Park. Revenue for the first quarter of 2020 mainly consisted of rental income of $0.7 million from existing factory buildings located on the sites of Inno Valley, Wuxi and the leased space at Nam Tai • Tang Xi Technology Park.

Gross Profit

Gross profit for the first quarter of 2021 was $45.0 million compared to $0.1 million in the first quarter of 2020. Gross profit for the first quarter of 2021 mainly consisted of revenue of $69.0 million, offset by cost of $24.1 million for the period. Gross profit for the first quarter of 2020 mainly consisted of revenue of $0.7 million, offset by rental cost of $0.6 million for the period.

Net Income (Loss) from Operations

Net income from operations for the first quarter of 2021 was $36.2 million compared to net loss from operations of $3.7 million in the first quarter of 2020. Net income from operations for the first quarter of 2021 mainly consisted of gross profit of $45.0 million, offset in part by our general and administrative expenses of $7.6 million and selling and marketing expenses of $1.1 million for the period. Net loss from operations for the first quarter of 2020 mainly consisted of general and administrative expenses of $3.0 million and selling and marketing expenses of $0.8 million, offset in part by our gross profit of $0.1 million for the period. The increase in general and administrative expenses of $4.6 million in the first quarter of 2021 was mainly due to the increase in legal, agent and professional fees.

Consolidated Net Income (Loss)

Consolidated net income for the first quarter of 2021 was $25.6 million compared to consolidated net loss of $3.2 million in the first quarter of 2020. Consolidated net income for the first quarter of 2021 mainly consisted of net income from operations of $36.2 million and other net income of $0.05 million, interest income of $0.08 million, offset in part by income tax expenses of $10.7 million. Consolidated net loss for the first quarter of 2020 mainly consisted of net loss from operations of $3.7 million and other net expenses of $0.06 million, offset in part by interest income of $0.4 million from time deposits and income tax benefit of $0.2 million.

Cash and Cash Equivalents

Cash and cash equivalents decreased by $40.4 million in the first quarter of 2021 from $61.0 million as of December 31, 2020 to $20.6 million as of March 31, 2021. The decrease was primarily attributable to net cash provided by investing activities of $57.7 million, offset by net cash used in operating activities of $23.1 million and financing activities of $1.3 million, an exchange rate effect of $3.9 million and the increase in restricted cash of $69.8 million in the first quarter of 2021. The net cash provided by investing activities was primarily attributable to proceeds from the redemption of short term investments of $57.7 million in the first quarter of 2021.

Restricted Cash

Restricted cash increased by $69.8 million in the first quarter of 2021 from $2.1 million as of December 31, 2020 to $71.9 million as of March 31, 2021, as our lending banks have restricted the remittance from the bank accounts of the subsidiaries of the Company in their banks in China and an injunctive order was imposed on the Company by the High Court of Justice of the British Virgin Islands of the Eastern Caribbean Supreme Court in March 2021, which has restricted us from dealing with the proceeds raised from the Private Placement.

Real Estate Properties under Development, Net

Real estate properties under development, net increased by $15.2 million in the first quarter of 2021 from $312.2 million as of December 31, 2020 to $327.4 million as of March 31, 2021, primarily attributable to the increase of $10.6 million for the construction of Nam Tai Technology Center, $2.9 million for the construction of Nam Tai • Longxi and $1.7 million for the construction of Nam Tai Inno Park.

Real estate properties held for sales type lease

Real estate properties held for sales type lease are stated at the lower of carrying amounts or fair value less selling costs. Real estate properties held for sales type lease decreased by $22.3 million from $31.6 million as of December 31, 2020 to $9.3 million as of March 31, 2021. The decrease was mainly due to delivery of part of Towers 8, 9 and 10 during the first quarter of 2021.

Real estate properties held for lease, net

Real estate properties held for lease, net are recorded at cost less accumulated depreciation. Real estate properties held for lease, net decreased by $1.3 million from $92.2 million as of December 31, 2020 to $90.9 million as of March 31, 2021, which was mainly due to depreciation during the first quarter of 2021.

Accounts Payable

Accounts payable decreased by $4.5 million in the first quarter of 2021 from $61.6 million as of December 31, 2020 to $57.1 million as of March 31, 2021. The decrease was mainly due to the increase of project payable of $5.4 million and $0.8 million for Nam Tai Technology Center and Nam Tai • Longxi, and decrease of project payable of $9.9 million for Nam Tai Inno Park, and $1.0 million for Shenzhen Kaicheng Architecture and Decoration Co., Ltd., which is a subsidiary of the Company.

Advance from Customers

Advance from customers decreased by $61.5 million in the first quarter of 2021 from $69.7 million as of December 31, 2020 to $8.2 million as of March 31, 2021. The decrease was mainly attributed to the recognition of revenue of $66.5 million from the prepaid rent for the units delivered to customers of Nam Tai Inno Park during the period.

Current Portion of Long Term Bank Loans

The current portion of long term bank loans decreased by $2.2 million in the first quarter of 2021 from $122.9 million as of December 31, 2020 to $120.7 million as of March 31, 2021, due to $1.3 million of loan repayments and $0.9 million of exchange gain in the period. In March 2021, the Company received demand letters from Bank of China, Bank of Beijing, Industrial Bank, and Xiamen International Bank (the “Lending Banks”), regarding payment in full of amounts due under the respective loan agreements with the banks. Following the demand letters, the Lending Banks have restricted the remittance from the accounts of the subsidiaries of the Company in their banks in China. The Company is negotiating with the Lending Banks. All bank borrowings were re-classified as current liabilities as of December 31, 2020.

Liquidity and Capital Resources

As of March 31, 2021, the Company had a total cash and cash equivalents of $20.6 million. As of December 31, 2020, the Company had a total cash and cash equivalents of $61.0 million.

In 2021, our planned capital expenditures are estimated to be $138.0 million for the three major real estate development projects, of which $35.4 million has been allocated for Nam Tai Inno Park, $72.4 million has been allocated for Nam Tai Technology Center and $30.2 million has been allocated for Nam Tai • Longxi.

Going Concern

The unaudited consolidated financial information of the Company for the first quarter of 2021 has been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of March 31, 2021, the Company had net current liabilities of $33 million which, among other conditions and uncertainties, raised substantial doubt about its ability to continue as a going concern.

In addition to the continuing negotiations with the Lending Banks and certain other creditors, the Company is evaluating several methods of financing, such as additional external financings, acceleration of the leasing of Nam Tai Inno Park, and presale of Nam Tai Technology Center and Nam Tai • Longxi, failing which rights offering and project disposal will also be considered. Currently, the Company intends to raise loans from financial institutions and potential funders to maintain our normal operations.

However, there are significant uncertainties pertaining to the governing and management of the Company as a result of the postponing of a special meeting of shareholders. For more information, see “Recent Development – Appeal on the Judgement of the BVI Court”. The appropriate course of actions may have to be decided by the Board and management subsequent to the meeting, while the current Board and management are committed to taking actions to preserve the best interests of all shareholders and explore options that will be able to be considered.

Please see the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. The information contained herein has also been published on the Company’s website at https://www.namtai.com/quarterly/index.html.

BUSINESS OVERVIEW

Leasing Progress

As of March 31, 2021, we had leasable area of approximately 365,000 square meters, of which around 85% was located in Shenzhen and 15% was located in Wuxi and Shanghai. As of March 31, 2021, the occupancy rate of our Shenzhen projects, including pre-leasing areas, was approximately 52%, and that of our Wuxi and Shanghai projects was approximately 98%. The occupancy rate of Nam Tai Inno Park was 48%, an increase of five percentage points from the quarter ended December 31, 2020.

Projects	Leasable Area as of March 31, 2021	Leased Area as of March 31, 2021	Occupancy Rate
Shenzhen	310,193	161,186	52%
Nam Tai Inno Park	264,337	125,652	48%
Nam Tai Inno Valley	38,270	30,024	78%
Nam Tai • Tang Xi Technology Park	7,586	5,510	73%
Wuxi & Shanghai	54,809	53,851	98%
Wuxi facilities	50,828	50,828	100%
Nam Tai • U-Creative Space (Lujiazui)	3,981	3,023	76%
Total	365,002	215,037	59%

In January 2021, the inauguration ceremony of Nam Tai Entrepreneurs Club was successfully held at Nam Tai Inno Park Industry Service Center. More than 60 entrepreneurs who settled in Inno Park and officials from Shenzhen Guangming District Science and Technology Innovation Bureau attended the event. We established Nam Tai Entrepreneurs Club with the aim to foster engagement with entrepreneurs and create a resource sharing platform among the community of entrepreneurs.

Project Construction and Development Progress

•

For Nam Tai Inno Park, as of March 31, 2021, approximately 1,100 dormitory units have been delivered to our tenants. We are working on interior decoration of the industrial office of Towers 3 and 5. In the first quarter of 2021, we attracted 27 corporate tenants, mostly from the health, technology and related industries. The vast majority of our dormitory units in Inno Park have been delivered to tenants and our focus will shift to the leasing of industrial office and commercial spaces which we face fierce competition in the local market.

•

For Nam Tai Technology Center, we have completed the construction of main structure of Tower C as of March 31, 2021. Currently we are undergoing the construction of main structures of Towers A, B and D. At present, we have not met the conditions for applying pre-sale permit for the project. One of the conditions for applying for the pre-sale permit is to enter into an industrial supervision agreement with the local authorities, under which we will be imposed certain performance indicators such as total investment amount on the Nam Tai Technology Center, and aggregated output value and tax contribution attained by the enterprises registered in Nam Tai Technology Center. There have been differences between the performance indicators that might be imposed by the local authorities and those proposed by us. We are in the process of negotiating the performance indicators with the local authorities, and there is no assurance that the local authorities will agree to the performance indicators proposed by us. If we cannot reach an agreement with the local authorities, we may not be able to obtain the pre-sale permit and commence pre-sale on time, or at all. Even if we are to enter into the industrial supervision agreement, failure to comply with the performance indicators set out in the agreement may result in substantial penalties and fines imposed by the local authorities. Any material adverse outcome from the negotiation with the local authorities may materially and adversely affect our business, financial condition, results of operations or cash flows. In addition, due to stressed liquidity condition of the Company, the construction progress of the project has been adversely affected. We are in negotiation with the relevant contractors.

•

For Nam Tai Inno Valley, we are still in the process of obtaining approval for our urban renewal application. Before obtaining the approval from local authorities, we will continue to lease out the units in Inno Valley in short-term tenancy. The occupancy rate of Inno Valley was 78% as of March 31, 2021.

•

For Nam Tai • Longxi, as of March 31, 2021, the basement work has been completed. We are currently working on the main structure’s construction. Due to stressed liquidity condition of the Company, the construction progress of the project has been adversely affected. We are negotiating with the contractors.

Industrial Operation Progress

•

In January 2021, “Nam Tai National High-tech Enterprise Cultivation and Innovation Center” was established in Nam Tai Inno Park with the objective to facilitate enterprises to obtain national qualification of high and new technology enterprise and to support the growth of enterprises through our comprehensive trainings. In March 2021, we organized the first training course “Nam Tai National High-tech Enterprise” in which representatives of the Science and Technology Innovation Association of Guangming Science City elaborated industrial development policies of Guangming District and we attracted 12 enterprise tenants to join. In the same month, we held the “Nam Tai Inno Park Enterprise Talent Fair” to assist the tenants on talent recruitment.

Real Estate Market Update

In the first quarter of 2021, the supply and demand of commercial housing in Dongguan hit a record high in the same period of nearly five years, of which the supply floor area and transacted floor area reached approximately 1.13 million and 1.42 million square meters, respectively, representing year-on-year growths of 136% and 118%. The average transaction price of commercial housing in Dongguan in this period increased by approximately 26% year-on-year to RMB28,479 per square meter.

RECENT DEVELOPMENTS

Appeal on the Judgment of the BVI Court

On April 7, 2021, we filed an application to appeal the March 3, 2021 judgment issued by the Eastern Caribbean Supreme Court in the High Court of Justice in the British Virgin Islands. The judgment held that the Private Placement previously announced by us on October 5, 2020 was void and should be set aside. On April 20, 2020, in connection with our appeal of the judgment, the Eastern Caribbean Court of Appeal in the British Virgin Islands (the “Court of Appeal”) has granted an order postponing the special meeting of shareholders previously scheduled for April 26, 2021. The meeting will be rescheduled at a later date to be determined by the court in due course.

Supply Chain Fund Managed by Credit Suisse

We have placed $150 million out of the proceeds from the Private Placement to a supply chain fund managed by Credit Suisse (the “Fund”) with the objective of seeking a stable and enhanced return through an insured cash management solution. As represented by Credit Suisse, the Fund was a safe “liquidity management tool” with a weekly redemption feature and “100% protection on the underlying investments”. The underlying notes were insured by insurance companies with a credit rating of at least A by Standard & Poor’s or A2 by Moody’s. In January 2021, the Company received a redemption amount of $15 million from the Fund. Subsequently, the Fund was terminated on March 4, 2021 and is being liquidated due to some of the Fund’s assets being subject to considerable valuation uncertainty and reduced availability of insurance coverage for new investments. We have been notified by the Fund that the liquidation proceeds will be repaid in installments. As of April 26, 2021, we had received two installments in an aggregate of $68.7 million, or over 51% of the principal of $135 million, from the Fund.

On April 16, 2021, we sent a demand letter to Credit Suisse for the remaining repayments and reserved all our rights to take further legal actions for breach of duty, misrepresentation and/or mis-selling. On April 19, 2021, we filed complaints to Securities & Futures Commission of Hong Kong and Hong Kong Monetary Authority. We are actively negotiating with Credit Suisse and are committed to act in the best interest of the Company. There is no assurance that we can fully recover our principal from the Fund.

Industrial Supervision Agreement of Nam Tai Technology Center

We are negotiating an industrial supervision agreement with the local authorities before we can obtain the pre-sale permit for Nam Tai Technology Center, which includes performance indicators such as total investment amount on Nam Tai Technology Center, and the aggregated output value and tax contribution attained by the enterprises registered in Nam Tai Technology Center. The outcome of this negotiation is uncertain.  For more information, please see “Business Overview – Project Construction and Development Progress”.

Lawsuit filed by a supplier

On April 26, 2021, one of the Company's subsidiaries received a writ of summons from the Shenzhen Guangming District People's Court together with a civil complaint filed with such court by one of our suppliers, under which the supplier sought an order requiring us to settle the outstanding construction fees of around $ 5 million. We are negotiating with the supplier and seeking legal advice from external counsel.

OPERATING RESULTS

As of March 31, 2021
(By Floor Area)	(in square meter)
Projects Completed	190,722
Projects Under Development	450,094
Projects For Future Development	170,200
Total	811,016

Project Portfolio - As of March 31, 2021

	Project	Nam Tai Inno Park	Nam Tai Technology Center	Nam Tai Inno Valley	Nam Tai • Longxi
	City	Shenzhen	Shenzhen	Shenzhen	Dongguan
	Type(a)	Office and Dormitory	Office and Dormitory	Office and Dormitory	Residential and Commercial Property
	Site Area (sq.m.)	103,739	22,364	22,367	33,763
	Capacity GFA	265,139	139,746	N/A	84,408
	Total GFA (sq.m.)	331,701	194,595	170,200(b)	114,520
Total GFA	Completed(c)	190,722(d)	-	-	-
	Under Development (sq.m.)	140,979	194,595	-	114,520
	Future Development (sq. m.)	-	-	170,200(b)	-
	Interest Attributable To Us	100%	100%	100%	100%

Address	Fenghuang Community, Guangming District, Shenzhen	Namtai Road, Baoan District, Shenzhen	Dongtai Village, Machong Town, Dongguan

Notes:

(a)	The types of our projects are based on our development plans or certificates issued by the relevant authority subject to adjustment upon the final approval.
(b)

The gross floor area is based on the assumption that we will receive M-0 zoning approval for the entire Inno Valley site prior to its redevelopment. If we do not receive the M-0 zoning approval, we will be required to develop Inno Valley under the M-1 zoning requirements. In that case, appropriate adjustments to our plan will have to be made. The existing gross floor area of Inno Valley is 41,927 square meters. According to "Shenzhen Industrial Block Range Line Management Measures", the location of Nam Tai Inno Valley is within the designated industrial block range, of which the government strictly controls the proportion of M-0 zoning on industrial land. Therefore, the proportion of M-0 zoning, floor area ratio and construction area of Inno Valley are subject to the final approval of the government which is uncertain at this time. We cannot guarantee that we will be able to develop Inno Valley according to the floor area currently disclosed.

(c)	Properties completed refer to the status following the completion of the construction of the properties, the registration of the completion acceptance and the internal acceptance criteria.
(d)	As of March 31, 2021, the construction of Towers 1, 2, 4, 6, 7, 8, 9 and 10 of Nam Tai Inno Park was completed.

Properties Under Development

The table below sets forth certain information of our property projects under development as of March 31, 2021, comprising properties under development with the foundation work construction permits obtained but the construction work was still in progress.

Project	Nam Tai Inno Park	Nam Tai Technology Center	Nam Tai • Longxi
City	Shenzhen	Shenzhen	Dongguan
(Estimated) Total GFA (sq. m.)	331,701	194,595	114,520
(Estimated) Leasable GFA (sq. m.)	264,337	-	-
(Estimated) Saleable GFA (sq. m.)	-	130,166	64,408(a)
Commencement of Construction	May 2017	December 2018	July 2020
Status of Pre-sale Permit	Not eligible	To be obtained	To be obtained
Estimated Completion Time	2021 Q2(b)	2022	2022
Interest Attributable to Us	100%	100%	100%

Notes:

(a)	Excluding parking space and construction area that needs to be handed over to the local government free of charge. The final floor area is subject to the approval of the government.
(b)	We are working on the interior decoration of Towers 3 and 5 of Nam Tai Inno Park.

Properties for Future Development

The table below sets forth certain information of our property projects held for future development as of March 31, 2021, comprising properties for which we have obtained the land use right certificate and are in the process of obtaining the foundation work construction permits, or we have entered into land grant contracts or are in the process of applying for special planning although the land use right certificate is not yet obtained.

Project	Nam Tai Inno Valley
City	Shenzhen
Estimated Total GFA(1) (sq. m.)	170,200
Estimated Completion Time	2025

Note:

(1)	The figures are subject to adjustment upon the final approval of the relevant authority.

Projects for Operation and Management

The table below sets forth certain information of our projects leased from third parties for operation and management as of March 31, 2021.

	Project	Location	Contracted Floor Area (sq. m.)	Operation Model
1	Nam Tai • Tang Xi Technology Park	Shenzhen	7,586	Leasing and Operation
2	Nam Tai • U-Creative Space (Lujiazui)	Shanghai	3,981	Leasing and Operation

The information contained in, or that can be accessed through, the website mentioned in this announcement does not form part of the announcement.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

SCHEDULE FOR RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2021

Announcements of Financial Results

Quarter	Date of release
Q1 2021	April 29, 2021 (Thursday)
Q2 2021	July 26, 2021 (Monday)
Q3 2021	November 1, 2021 (Monday)
Q4 2021	January 31, 2022 (Monday)

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area (“Greater Bay Area”) and Wuxi, China, of which the three plots of land in Shenzhen will be developed into the technology parks of Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark projects in the region, and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the park tenants. Based on the experience of developing and operating technology parks, and the industrial relationship network accumulated over the past 40 years, we have also exported the operation mode of technology parks to other industrial properties using the asset-light model to rent industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we will actively seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”). Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for our press releases and financial results.

CONTACTS

Ira Gorsky, Edelman

Email: Ira.gorsky@edelman.com

Cell: 732-740-5872

Media and Investor Relations, Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED MARCH 31, 2021 AND 2020

(In Thousands of US dollars except share and per share data)

	Three months ended March 31,
	2021	2020
	(Unaudited)	(Unaudited)
Revenue	$69,047	$699
Cost of revenue	(24,077)	(617)
Gross profit	44,970	82
Expenses
General and administrative expenses	(7,587)	(3,003)
Selling and marketing expenses	(1,143)	(801)
Total operating expenses	(8,730)	(3,804)
Net income (loss) from operations	36,240	(3,722)
Other income (expenses), net	45	(57)
Interest income	81	411
Income (loss) before income tax	36,366	(3,368)
Income tax (expense) benefit	(10,735)	193
Consolidated net income (loss)	25,631	(3,175)
Other comprehensive loss (1)	(2,834)	(2,737)
Functional currency translation adjustment	(2,834)	(2,737)
Consolidated comprehensive income (loss)	$22,797	$(5,912)
Earnings (loss) Per Share
Basic	$0.65	$(0.08)
Diluted	$0.65	$(0.08)
Weighted average number of shares (’000)
Basic	39,198	38,841
Diluted	39,209	38,841

Notes:

(1)	Other comprehensive loss (income) was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2021 AND DECEMBER 31, 2020

(In Thousands of US dollars)

	March 31, 2021	December 31, 2020
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$20,642	$60,980
Restricted cash	71,857	2,065
Short term investments	92,399	150,150
Rental deposits	155	156
Accounts receivable	4,124	3,965
Real estate properties under development, net	124,598	121,693
Real estate properties held for sales type lease	9,266	31,558
Prepaid expenses and other receivables	8,007	7,141
Total current assets	$331,048	$377,708
Rental deposits	285	287
Real estate properties under development, net	202,788	190,492
Property, plant and equipment, net	25,870	26,568
Real estate properties held for lease, net	90,872	92,207
Right of use assets	9,316	9,695
Deferred income tax assets	4,411	4,154
Other assets	99	99
Total assets	$664,689	$701,210
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long term bank loans	120,708	122,883
Accounts payable	57,073	61,559
Rental deposits from customers	2,089	1,498
Accrued expenses and other payables	28,199	30,136
Advance from customers	8,192	69,722
Amount due to a shareholder	146,869	146,869
Amount due to a related company	161	161
Current portion of lease liabilities	970	1,064
Total current liabilities	$364,261	$433,892
Long term rental deposits	185	300
Financing lease payable	19	19
Deferred income tax liabilities	19,779	8,927
Noncurrent portion of lease liabilities	8,723	9,244
Total liabilities	$392,967	$452,382
EQUITY
Shareholders’ equity:
Common shares	$392	$392
Additional paid-in capital	265,181	265,084
Retained earnings (accumulated deficit)	14,809	(10,822)
Accumulated other comprehensive loss (1)	(8,660)	(5,826)
Total shareholders’ equity	$271,722	$248,828
Total liabilities and shareholders’ equity	$664,689	$701,210

Notes:

(1)	Accumulated other comprehensive loss was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2021 AND 2020

(In Thousands of US dollars)

	Three months ended March 31,
	2021	2020
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income (loss)	$25,631	$(3,175)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation and amortization	1,085	394
Amortization of right of use assets	466	408
Unrealized gain of trading securities	—	97
Share-based compensation expenses	97	739
Unrealized exchange loss (gain)	649	(44)
Deferred income tax benefit	10,595	(159)
Changes in assets and liabilities:
Increase in accounts receivable	(159)	(7)
Increase in prepaid expenses and other receivables	(866)	(12,080)
Increase in deposit	—	(174)
Decrease (increase) in real estate properties under development	7,617	(13,948)
(Decrease) increase in accrued expenses and other payables	(2,288)	(6,802)
Decrease in accounts payable	(4,486)	—
Decrease in lease liabilities	(351)	(654)
(Decrease) increase in advance from customers	(61,530)	4,627
Increase in rental deposits from customers	476	376
Total adjustments	$(48,695)	$(27,227)
Net cash used in operating activities	$(23,064)	$(30,402)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant & equipment	(84)	(33)
Purchase of trading securities	—	(2,823)
Decrease (increase) in short term investments	57,751	(1,924)
Net cash provided by (used in) investing activities	$57,667	$(4,780)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bank loans	(1,267)	(7,263)
Proceeds from bank loans	—	34,886
Proceeds from shares issued for option exercise	—	2,049
Net cash (used in) provided by financing activities	$(1,267)	$29,672
Net increase (decrease) in cash and cash equivalents and restricted cash	$33,336	$(5,510)
Cash and cash equivalents and restricted cash at beginning of period	63,045	130,218
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(3,882)	(2,578)
Cash and cash equivalents and restricted cash at end of period	$92,499	$122,130
SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	$20,642	$121,340
Restricted cash	$71,857	$790

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 31, 2021 AND 2020

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2020, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending December 31, 2021.

3.

Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive income was $22.8 million for the three months ended March 31, 2021 and the consolidated comprehensive loss was $5.9 million for the three months ended March 31, 2020.

4.	A summary of the operating income, other income (expenses), net, net income (loss) and long-lived assets by geographical areas is as follows:

	Three months ended March 31,
	2021	2020
RENTAL INCOME WITHIN:
-PRC, excluding Hong Kong	$69,047	$699
NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$31,933	$(1,695)
- Hong Kong	(6,302)	(1,480)
Total net income (loss)	$25,631	$(3,175)

	March 31, 2021	December 31, 2020
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$202,788	$190,492
- Property, plant and equipment in PRC, excluding Hong Kong	25,731	26,389
- Hong Kong	139	179
- Real estate properties held for lease in PRC, excluding Hong Kong	90,872	92,207
- Right of use assets in PRC, excluding Hong Kong	9,210	9,511
- Hong Kong	106	184
Total long-lived assets	$328,846	$318,962